Exhibit 99.1

Gerdau Ameristeel Announces Selected
Third Quarter 2007 Financial and Operating Data

TAMPA, FL. - October19, 2007.  Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today reports certain selected comparative financial and operating data for the three months ended September 30, 2007 and 2006 and the nine months ended September 30, 2007 and 2006.  As previously announced, Gerdau Ameristeel completed the acquisition of Chaparral Steel Company (“Chaparral”) on September 14, 2007.  All data presented below includes results for Chaparral from the date of the acquisition on September 14, 2007 to and including September 30, 2007.  The financial and operating data presented in this press release will be included in Gerdau Ameristeel’s unaudited consolidated financial statements for the nine months ended September 30, 2007 and accompanying management’s discussion and analysis of results of operations and financial condition, which are expected to be released on or about November 7, 2007.  All data included in this press release is preliminary and approximate.

Three months ended September 30, 2007 compared to three months ended September 30, 2006

For the three months ended September 30, 2007, Gerdau Ameristeel’s mill external and fabricated steel shipments were approximately 1.79 million tons, an increase of approximately 123,000 tons, or 7%, compared to the three months ended September 30, 2006.  The average mill external shipment selling prices were approximately $659 per ton for the three months ended September 30, 2007, an increase of approximately $67 per ton or 11% from the average mill external shipment selling prices for the three months ended September 30, 2006.  Scrap raw material cost used in production increased by approximately $16 per ton, or 8%, to approximately $219 per ton for the three months ended September 30, 2007 compared to $203 per ton for the three months ended September 30, 2006.  Metal spread, the difference between mill selling prices and scrap metal cost, increased approximately $50 per ton for the three months ended September 30, 2007 compared to the three months ended September 30, 2006.

Nine months ended September 30, 2007 compared to nine months ended September 30, 2006

For the nine months ended September 30, 2007, Gerdau Ameristeel’s mill external and fabricated steel shipments were approximately 5.38 million tons, an increase of approximately 309,000 tons, or 6%, compared to the nine months ended September 30, 2006.  The average mill external shipment selling prices were approximately $631 per ton for the nine months ended September 30, 2007, an increase of approximately $60 per ton or 11% from the average mill external shipment selling prices for the nine months ended September 30, 2006.  Scrap raw material cost used in production increased by approximately $26 per ton, or 13%, to approximately $223 per ton for the nine months ended September 30, 2007 compared to $197 per ton for the nine months ended September 30, 2006.  Metal spread, the difference between mill selling prices and scrap metal cost, increased approximately $35 per ton for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006.

Liquidity

Cash, cash equivalents and short-term investments of Gerdau Ameristeel as at September 30, 2007 were $218 million.  As at September 30, 2007, Gerdau Ameristeel had approximately $4.35 billion in total debt, including $3.9billion of loans incurred in connection with the acquisition of Chaparral.  Gerdau Ameristeel intends to use the net proceeds from its previously announced proposed offering of common shares to partially repay the loans incurred for the acquisition of Chaparral.  Gerdau Ameristeel expects that the combination with Chaparral’s operations will generate annual pre-tax operating synergies in excess of$55 million by the end of 2008 and an additional approximately $20 million of annual tax-related synergies by the end of 2008.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of approximately 11.7 million tons of mill finished steel products.  Through its vertically integrated network of 19 minimills (including one 50%-owned joint venture minimill), 19 scrap recycling facilities and 62 downstream operations, Gerdau Ameristeel serves customers throughout North America.  The company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing.  The common shares of Gerdau Ameristeel are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol GNA.

Gerdau Ameristeel is approximately 66.5% owned by Gerdau S.A.

About Gerdau Group

Gerdau Group is the leader in the production of long steel products in the Americas and ranks as the 14th largest steelmaking company worldwide.  It has approximately 35,000 employees and is present in thirteen countries: Argentina, Brazil, Canada, Chile, Colombia, Dominican Republic, India, Mexico, Peru, Spain, the United States, Uruguay and Venezuela. Gerdau Group has an annual installed capacity of more than 20 million metric tons of steel and is one of the largest recyclers in the Americas.  With more than 100 years of history, it has taken a path of international growth in line with the steelmaking consolidation process.  The Gerdau Group companies have stock listed on the Sao Paulo (Bovespa: GGBR4, GGBR3, GOAL4 e GOAL3) New York (NYSE: GNA, GGB), Toronto (GNA) and Madrid (Latibex: XGGB) stock exchanges.

Forward Looking Statements

This press release contains forward looking statements with respect to Gerdau Ameristeel Corporation, including its proposed offering of common shares and use of net proceeds, business operations, strategy, financial performance, and condition.  Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties.  Actual results may differ materially from those expressed or implied by such forward looking statements.  Factors that could cause actual results to differ materially from expectations include, among other things, risks related to completing the offering of common shares, including capital markets conditions, and general economic and market factors, including demand for steel products, availability and costs of electricity, natural gas and raw materials, government regulations and trade policies affecting steel imports or exports in Canada and the United States, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

Contact

Barbara R. Smith
Vice President Finance and Chief Financial Officer
(813) 319 4324
BAsmith@gerdauameristeel.com

Incorporation By Reference

This press release is incorporated by reference in Gerdau Ameristeel’s preliminary short form prospectus dated October 12, 2007 filed with the securities regulatory authorities in each of the provinces and territories of Canada and in its registration statement on Form F-10 dated October 12, 2007 filed with the United States Securities and Exchange Commission.